EXHIBIT 99.1

Re:	Update regarding the November 2019 Annual General Meeting of Shareholders

Ramat Gan, Israel - November 7, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company hereby reports that the Annual General Meeting of Shareholders planned for Thursday, November 14, 2019 is postponed to Sunday, November 24, 2019, at the same place and time.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Annual General Meeting on October 7, 2019.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.